SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                             -----------------------

                        MCNEIL REAL ESTATE FUND XX, L.P.
                            (Name of Subject Company)

                            MacKENZIE PATTERSON, INC.
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Paul J. Derenthal, Esq
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)





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Item 1.     Security and Subject Company.

            The name of the subject company is McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), which has its principal executive offices at 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

Item 2.     Tender Offer of the Bidder.

            This Schedule 14D-9 relates to the offer by Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), to purchase all of the issued and outstanding units of limited partnership interest ("Units") of the Partnership at $100 per Unit less the amount of any distributions declared or made with respect to the Units between December 31, 1999 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached the Purchaser's Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. According to its Schedule 14D-1, the Purchaser's address is 1100 Main, Suite 2100, Kansas City, MO 64105

Item 3.     Identity and Background.

            (a)-(b) MacKenzie Patterson, Inc., a California corporation ("MPI") is the person filing this statement on Schedule 14D-9. Its address is 1640 School Street, Moraga, California 94556. Eight investment entities managed and/or affiliated with MPI own an aggregate of 2,969.5 Units, or approximately 6% of the outstanding Units.

Item 4.     The Solicitation or Recommendation.

            (a)-(b) See the discussion in Exhibit (a)(1) Letter to Unit Holders dated January 14, 2000, which is incorporated herein by reference.

Item 5.     Persons Retained, Employed or To Be Compensated.

            None

Item 6. Recent Transactions and Intent with Respect to the Subject Company's Securities.

            See the discussion in Exhibit (a)(1) Letter to Unit Holders dated January 14, 2000, which is incorporated herein by reference.

Item 7.     Certain Negotiations and Transactions By the Subject Company.

            Not applicable.

Item 8.     Additional Information to be Furnished

            None.

Item 9.     Material to be Filed as Exhibits.

            (a)(1)  Form of Letter to Unit Holders dated January 14, 2000

            (b)-(c) Not applicable.

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                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 14, 2000

MACKENZIE PATTERSON, INC.

By:          /s/ CHRISTINE SIMPSON
             Christine Simpson, Vice President















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                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(1)       Form of Letter to Unit Holders dated January 14, 2000